Hogan Lovells US LLP Columbia Square 555 Thirteenth Street NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

April 20, 2017

BY EDGAR AND FEDERAL EXPRESS

Mr. Rahul K. Patel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Parkway, Inc.
Registration Statement on Form S-11
Filed November 4, 2016
File No. 333-214454

Dear Mr. Patel:

This letter is submitted on behalf of Parkway, Inc. (the “Company” or “Parkway”) in response to the comment letter, dated November 21, 2016 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s registration statement on Form S-11 filed with the Commission on November 4, 2016 (the “Form S-11”). This letter is intended to address the Staff’s comment included in the Comment Letter. The Company concurrently is filing Amendment No. 1 to the Form S-11 (“Amendment No. 1”), which includes changes in response to the Staff’s comment. We have enclosed with this letter a marked copy of Amendment No. 1, which the Company filed today via EDGAR, reflecting all changes to the Form S-11.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein, followed immediately by our response. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Selling Stockholders, page 181

We note your disclosure on page 187 that “selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed underwriters under the Securities Act.” We also note your disclosure on the prospectus cover page

Mr. Rahul Patel

Division of Corporation Finance

April 20, 2017

that you are filing this registration statement “pursuant to contractual obligations that exist with certain of the selling stockholders.” Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise or advise.

Response to Comment No. 1

The Form S-11 names as selling stockholders two affiliated entities: TPG VI Pantera Holdings, L.P. (“TPG Pantera”) and TPG VI Management, LLC (“TPG Management,” and together with TPG Pantera, the “TPG Parties”). Counsel to the TPG Parties has confirmed to the Company that both of the TPG Parties are affiliates of one or more broker-dealers. However, the Company does not intend to identify the TPG Parties as underwriters in the Form S-11 because each of the TPG Parties purchased the shares being registered for resale (the “TPG Shares”) in the ordinary course of its business, as described below, and at the time of such purchase neither of the TPG Parties had any agreements or undertakings, directly or indirectly, with any person to distribute the TPG Shares, which has been confirmed to the Company by TPG’s counsel. To the Company’s knowledge, none of the other selling stockholders is, or is an affiliate of, a broker-dealer.

In June 2012, TPG Pantera purchased for investment shares of common and preferred stock in Parkway Properties, Inc. (“Legacy Parkway”) in exchange for approximately $200 million in cash. The preferred shares subsequently were converted into common shares later in 2012. At the time of the closing of TPG Pantera’s investment, the TPG Parties and Legacy Parkway entered into a stockholders agreement, which, among other things, provided both of the TPG Parties with certain registration rights with respect to the shares of common stock they then held or acquired in the future. The stockholders agreement also provided TPG Pantera with certain governance rights, including the right to appoint members to Legacy Parkway’s board and certain board committees, as well as

Mr. Rahul Patel

Division of Corporation Finance

April 20, 2017

veto rights for certain corporate actions. Between 2012 and 2014, the Company issued to TPG Management shares of Legacy Parkway common stock in exchange for certain management and advisory services pursuant to a management services agreement between the two parties, which was entered into concurrently with the stockholders agreement and TPG Pantera’s cash investment. Neither of the TPG Parties acquired any additional shares of Legacy Parkway common stock.

On October 6, 2016, Legacy Parkway merged with and into a subsidiary of Cousins Properties Incorporated (“Cousins”) in a stock-for-stock merger in which all Legacy Parkway stockholders, including the TPG Parties, received Cousins common stock in exchange for their Legacy Parkway common stock. Upon consummation of this merger, the Company became a wholly owned subsidiary of Cousins. On the day following the merger, Cousins effected a spin-off of all of the common stock of the Company to the Cousins stockholders (which included Legacy Parkway stockholders, including the TPG Parties). As a result, the TPG Parties received the TPG Shares in the spin-off.

In connection with the spin-off, the Company and the TPG Parties entered into a new stockholders agreement (the “TPG Stockholders Agreement”) to replicate the historical stockholders agreement between the TPG Parties and Legacy Parkway described above. In addition to similar governance rights, the TPG Stockholders Agreement includes registration rights obligating the Company to use commercially reasonable efforts to file a registration statement with the Commission within 30 days following the closing of the merger to register for resale the TPG Shares. On November 4, 2016, the Company filed the Form S-11 to satisfy these registration obligations under the TPG Stockholders Agreement.

Therefore, as the TPG Shares were acquired by the TPG Parties in the ordinary course of their business, and as the TPG Parties did not, at the time of acquisition, have any agreements or understandings, directly or indirectly, with any person to distribute the TPG Shares, the Company does not intend to name them as underwriters in the Form S-11. Rather, the Company respectfully proposes to include in the Form S-11, and, accordingly, has included in Amendment No. 1, the following additional disclosure as a footnote to the selling stockholder table in reference to each of the TPG Parties:

“This selling stockholder is an affiliate of broker-dealers, and affiliates of this selling stockholder indirectly own interests in other broker-dealers. The selling stockholder has represented to us that it purchased its shares being registered for resale in the ordinary course of its business. In addition, it has represented to us that, at the time of its purchase of its shares being registered for resale, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.”

Mr. Rahul Patel

Division of Corporation Finance

April 20, 2017

****

The Company respectfully believes that the proposed modifications to the Form S-11 included in Amendment No. 1 and the supplemental information contained herein are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 637-6947.

Sincerely,

/s/ Matt N. Thomson

Matt N. Thomson

Enclosures

cc:	A. Noni Holmes-Kidd

Parkway, Inc.